RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478
Telephone: (203) 267-5043
Fax: (203) 267-5001

VIA EDGAR

January 14, 2009

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	RBC Bearings Incorporated
Form 10-K for the Fiscal Year Ended March 29, 2008
Filed May 28, 2008
Forms 10-Q for the Fiscal Quarters Ended June 28, 2008 and
September 27, 2008
Schedule 14A Filed July 25, 2008
File No. 0-51486

Dear Mr. O’Brien:

We are responding to your letter, dated December 29, 2008, to Dr. Michael J. Hartnett, Chief Executive Officer of RBC Bearings Incorporated (the “Company”), regarding the Company’s above-referenced Form10-K, Forms 10-Q and Definitive Proxy Statement on Schedule 14A.  For ease of reference, we have repeated the comments contained in your letter preceding our responses.

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 1. Business, page 1

General

1.
In accordance with item 101(c)(1)(ix) of Regulation S-K, in future filings please include disclosure about any material portion of your business that may be subject to renegotiation of profits or termination of contract or subcontracts at the election of the government, or include a cross reference if the discussion is covered elsewhere in the filing.  We note your “Future reductions or changes in U.S. government spending could negatively affect our business” risk factor disclosure on page 8, and the disclosure in paragraph six of Note 17 on page 63.

Response:

In future filings, we will include a discussion in accordance with item 101(c)(1)(ix) substantially as follows:

In fiscal 2008, 6.1% of our net sales were made directly, and we estimate that approximately an additional 15.4% of our net sales were made indirectly, to the U.S. government.  These contracts or sub-contracts may be subject to renegotiation of profit or termination of contracts at the election of the government.  We believe that no material renegotiations or refunds will be required. See “Item 1A. – Risk Factors - Future reductions in U.S. government spending could negatively affect our business.”

General

2.
Given the nature of your business (we note your “Inventory Management” discussion on page 3), in future filings please explain your industry practices related to the working capital items.  See Item 101(c)(1)(vi) of Regulation S-K.  To the extent applicable, please discuss if you provide your customers with extended payment terms.

Response:

In future filings, we will include a discussion in accordance with item 101(c)(1)(vi) under Item 1, section “Manufacturing and Operations”, sub-section “Inventory Management” substantially as follows (note that the Company offers standard industry payment terms and does not offer extended payment terms):

Inventory Management.  Our increasing emphasis on the distributor/aftermarket sector has required us to maintain greater inventories of a broader range of products than the OEM market historically demanded. This requires a greater investment in working capital to maintain these levels.  We operate an inventory management program designed to balance customer delivery requirements with economically optimal inventory levels. In this program, each product is categorized based on characteristics including order frequency, number of customers and sales volume. Using this classification system, we seek to maintain a sufficient supply of standard items while minimizing warehousing costs. In addition, production cost savings are achieved by optimizing plant scheduling around inventory levels and customer delivery requirements. This leads to more efficient utilization of manufacturing facilities and minimizes plant production changes while maintaining sufficient inventories to service customer needs.

Item 9A. Controls and Procedures, page 66

3.	In future filings, please clarify whether or not your disclosure controls and procedures are effective.

Response:

Management believes that our disclosure controls and procedures were effective as of March 29, 2008.  In future filings, we will clarify whether or not our disclosure controls and procedures are effective.

Schedule 14A Definitive Proxy Statement filed on July 25, 2008

Compensation Discussion and Analysis, page 14

General

4. We note that your disclosure about base salaries on page 16 does not address the salaries of the other named executive officers other than the CEO and also note that your disclosure related to payments in connection with a change in control or a termination event (pages 18 and 26, respectively) does not discuss the other named officers. In future filings please ensure that your compensation discussion and analysis encompasses disclosure about all of the named executive officers for each component.

Response:

With regard to base salaries, we believe that the disclosure about base salaries on page 16 does address the salaries of the other named executive officers. The first sentence of such paragraph addresses the CEO while the remainder of the paragraph addresses the named executive officers other than the CEO.

With regard to payments in the event of a change-in-control or termination of employment, we indicate under Employment Agreements on page 18 that no executive officer other than the CEO has an employment agreement with the Company. We also indicate under Change-in-Control Compensation Agreement, last paragraph on page 18 as well as Potential Payments Upon Change-In-Control or Termination on page 26 that except for the CEO, no other named executive officer has entered into a compensation agreement with the Company providing for payments in the event of a change-in-control or termination of employment.

The other named executive officers have received grants of restricted stock as part of their overall compensation.

The restricted stock grants do contain change of control provisions, but are similar in terms to those restricted stock grants that are generally available to salaried employees and do not discriminate in scope, terms or operation in favor of the named executive officers.

Although we believe that disclosure of the impact of a change of control with respect to the restricted stock grants to the named executive officers other than the CEO is not required pursuant to Item 5 of the Instructions to Item 402(j) of Regulation S-K, in future filings we will quantify the impact of a change of control with respect to the restricted stock grants to the named executive officers.

Compensation Objectives and Philosophy, page 15

5. In future filings please quantify by how much the annual long term incentive awards exceed the industry averages.

Response:

In future filings, we will quantify the annual long term incentive award targets as compared to the industry averages for the named executive officers and executive officers as a group.

Annual Incentive Compensation Plan, page 16

6. In future filings please disclose that the annual incentive payments are made under the company’s incentive compensation plan, as noted in the summary compensation table on page 19.

Response:

In future filings, we will disclose the annual incentive payments made under the company’s incentive compensation plan under section “Annual Incentive Compensation Plan”.

We expect to include language similar to the following in future filings in the first paragraph under Annual Incentive Compensation Plan:

Under the Company’s annual incentive compensation plan, the Company pays performance-based annual incentive awards focused on matching rewards with results.

7.  We note that EBITDA, sales, revenues, and profit targets are material for purposes of determining the amount of bonus paid to a named executive officer. In future filings please quantify the corporate performance target goals and disclose how the actual bonus amounts earned by, or paid to, a named executive officer was calculated.

Response:

While this information is described in detail in Annual Incentive Compensation Plan on page 16, as well as in the various footnotes of the Grants of Plan-Based Awards contained on page 20, in future filings, we will disclose actual specific information related to each named executive officer.

8. If in the past the CEO has adjusted the bonus amounts discretionarily, in future filings please disclose these occurrences, as well as how the CEO exercised his discretion.

Response:

In future filings, we will disclose the specific details regarding discretionary changes to bonus amounts made by the CEO, if any.

Long Term Equity Incentive Program, page 17

9. In future filings please disclose more detail regarding the factors taken in consideration by the compensation committee in determining the number of shares of stock options and/or restricted shares granted to each named executive officer. Your discussion should provided a comprehensive analysis of the substance of the compensation committee’s decision, such as how the compensation committee determined the mix between option awards and restricted shares awards to grant to a named executive officer.

Response:

The Company does not have an established formula to determine the number of shares of stock options and/or restricted shares granted to each named executive officer. The grants are based on the Compensation Committee’s understanding and assessments of each individual named executive officer and a comparison to the competitive market for executive compensation.

In future filings, we will disclose the specific factors taken into consideration by the Compensation Committee with respect to grants to named executive officers of shares of stock options and/or restricted shares including, without limitation, the named executive’s responsibilities,  experience level, retention risk,  tenure,  performance in the position and achievement of short term and long term goals.

10. Further, please disclose the frequency of these grants and how the determination is made as to when the equity awards are granted, all in accordance with Item 402(b)(2)(iv) of Regulation S-K.

Response:

In future filings, we will disclose the following in accordance with Item 402(b)(2)(iv) of Regulation S-K related to the frequency of grants and how the determination is made as to when the equity awards are granted:

The Compensation Committee typically reviews approval of equity grants on an annual fiscal year basis. The timing of the meeting is scheduled to allow the Compensation Committee to review prior year performance and assemble all necessary information. Grants are generally scheduled to follow release of earnings for the applicable quarter. The date is not selected or changed to increase the value of stock option awards for executives or directors.

* * * *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please feel free to contact me directly at 203-267-5043.

RBC Bearings Incorporated

Thomas J. Williams
General Counsel and Secretary